UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)*

Itron, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title and Class of Securities)

465741106

(CUSIP Number)

Samantha Nasello

Scopia Capital Management LP

152 West 57th St., 33rd Floor

New York, NY 10019

(212) 370-0303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2017

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 465741106

(1)	Name of Reporting Persons: Scopia Capital Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,558,387
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,558,387
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,558,387
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 11.8%*
(14)	Type of Reporting Person (See Instructions): PN, IA

*	Based on 38,700,680 shares of Common Stock of Itron, Inc. (the “Issuer”) outstanding as of June 30, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 3, 2017.

Schedule 13D

CUSIP No. 465741106

(1)	Name of Reporting Persons: Scopia Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,558,387
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,558,387
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,558,387
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 11.8%*
(14)	Type of Reporting Person (See Instructions): CO, HC

*	Based on 38,700,680 shares of Common Stock of the Issuer outstanding as of June 30, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on August 3, 2017.

Schedule 13D

CUSIP No. 465741106

(1)	Name of Reporting Persons: Matthew Sirovich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,558,387
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,558,387
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,558,387
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 11.8%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 38,700,680 shares of Common Stock of the Issuer outstanding as of June 30, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on August 3, 2017.

Schedule 13D

CUSIP No. 465741106

(1)	Name of Reporting Persons: Jeremy Mindich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,558,387
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,558,387
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,558,387
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 11.8%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 38,700,680 shares of Common Stock of the Issuer outstanding as of June 30, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on August 3, 2017.

Amendment No. 9 to Schedule 13D

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.	Scopia Capital Management LP (“Scopia Capital”)

2.	Scopia Management, Inc. (“Scopia Management”)

3.	Matthew Sirovich

4.	Jeremy Mindich

(b) The business address or address of its principal office, as applicable, of the Reporting Persons is:

152 West 57th St., 33rd Floor

New York, NY 10019

(c) Each of the Reporting Persons is engaged in the business of investing. Scopia Capital’s principal business is serving as investment manager to certain private investment funds and a certain managed account (collectively, the “Investment Vehicles”). Scopia Management’s principal business is serving as the general partner of Scopia Capital. The principal business of each of Messrs. Sirovich and Mindich is serving as a Managing Director of Scopia Management.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Investment Vehicles has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	Scopia Capital – Delaware

2.	Scopia Management – New York

3.	Matthew Sirovich – United States

4.	Jeremy Mindich – United States

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The aggregate purchase price of the shares of common stock, no par value per share, of the Issuer (“Common Stock”) directly held by the Investment Vehicles reported herein was $157,267,595.91. The shares of Common Stock directly held by the Investment Vehicles were purchased with the working capital of the Investment Vehicles (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). All shares of Common Stock reported herein were purchased in open market transactions through a broker unless as otherwise previously disclosed in this Schedule 13D, as amended.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

As disclosed in Amendment No. 4 to this Schedule 13D, on December 9, 2015, the Reporting Persons entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer pursuant to which, among other things, the Reporting Persons obtained representation on the Board of Directors of the Issuer. Under the Cooperation Agreement, the Reporting Persons agreed to certain standstill restrictions, including a limitation on beneficial ownership of securities of the Issuer. On November 1, 2017, the Cooperation Agreement was amended (the “First Amendment to Cooperation Agreement”) to increase this limitation on beneficial ownership from 12.5% to 15.0% of the shares of Common Stock outstanding. In addition, pursuant to the First Amendment to Cooperation Agreement, the Coppersmith Entities (as defined in the First Amendment to Cooperation Agreement) and Craig Rosenblum were removed as parties to the Cooperation Agreement as the Coppersmith Entities were previously dissolved.

The foregoing description of the First Amendment to Cooperation Agreement is qualified in its entirety by reference to the full text of such amendment, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions with directors and officers of the Issuer, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein or previously disclosed in the Schedule 13D, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 38,700,680 shares of Common Stock outstanding as of June 30, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on August 3, 2017.

The Investment Vehicles have delegated to Scopia Capital sole voting and investment power over the securities held by the Investment Vehicles pursuant to their respective Investment Management Agreements with Scopia Capital. As a result, each of Scopia Capital, Scopia Management, as the general partner of Scopia Capital, and Messrs. Sirovich and Mindich, as Managing Directors of Scopia Management, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by the Investment Vehicles. The Investment Vehicles specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with Scopia Capital.

(c) There have been no transactions in shares of Common Stock during the 60 days prior to the date hereof by any of the Reporting Persons.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Investment Vehicles, all of which are investment management clients of Scopia Capital. None of the Investment Vehicles individually directly holds more than 5% of the Issuer’s outstanding shares of Common Stock. The limited partners of (or investors in) each of the Investment Vehicles have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of their respective Investment Vehicles in accordance with their respective limited partnership interests (or investment percentages) in their respective Investment Vehicles.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure regarding the First Amendment to Cooperation Agreement in Item 4 is incorporated herein by reference.

The First Amendment to Cooperation Agreement is filed as Exhibit 99.2 to this Amendment No. 9 and is incorporated herein by reference.

The Reporting Persons are no longer parties to the Swap Agreements (as defined in Amendment No. 4 to the Schedule 13D).

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.2	First Amendment to Cooperation Agreement, dated November 1, 2017, by and among Itron, Inc. and the other persons and entities listed on Annex A attached thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 2, 2017

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc., its general partner

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

By:	/s/ Matthew Sirovich

By:	/s/ Jeremy Mindich